SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13E-4
                       Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              Final Amendment

                          Panther Partners, L.P.
                             (Name of Issuer)

                          Panther Partners, L.P.
                   (Name of Person(s) Filing Statement)

                           Partnership Interests
                      (Title of Class of Securities)

                          Mr. H. Winston Holt, IV
                     Panther Management Company, L.P.
                              101 Park Avenue
                         New York, New York 10178
                              (212) 984-2567

                              With a copy to:

                             Stephen R. Nelson
                           Schulte Roth & Zabel
                             900 Third Avenue
                         New York, New York 10022
                              (212) 756-2470
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)

                             December 1, 1995
                    (Date Tender Offer First Published,
                    Sent or Given to Security Holders)

                         Calculation of Filing Fee

     Transaction Valuation: $125,000,000Amount of Filing Fee: $25,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)   Calculated as 1/50th of 1% of the Transaction Valuation.

      [XXX] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,000
Form or Registration No.:  Schedule 13E-4
Filing Party:  Panther Partners, L.P.
Date of Filing: November 1, 1995

                             Page 1 of 3 Pages

           This Final Amendment relates to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on November 1, 1995, as amended in Amendment No. 1, filed on December 1, 1995 (so amended, the "Schedule 13E-4"), by Panther Partners, L.P., a Delaware limited partnership (the "Fund"), in connection with an offer to purchase, for cash, up to $125,000,000 of partnership interests in the Fund or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit A to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit B to the Schedule 13E-4. This Final Amendment is being filed in connection with the expiration of the Offer to Purchase.
           The following information is furnished pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to Schedule 13E-4:
           1. The Offer to Purchase expired at 12:00 Midnight, New York City time, on December 31, 1995.
           2. At the time the Offer to Purchase expired, $150,116,461 of partnership interests were validly tendered to the Fund (the "Tendered Amount").
           3. Pursuant to Section 3 of the Offer to Purchase and Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund accepted for payment, the $125,000,000 in partnership interests subject to the Offer and two percent of the outstanding partnership interests as of Midnight, December 31, 1995, or $8,999,958, for an aggregate of $133,999,958 (the "Maximum Accepted Amount").
           4. Pursuant to Section 3 of the Offer to Purchase and Rule 13e-4(f)(3) of the Exchange Act, the Fund prorated acceptance of the partnership interests tendered by each partner according to a fraction the numerator of which was the Maximum Accepted Amount and the denominator of which was the Tendered Amount.
           In addition, this Final Amendment is being filed:
           (i) to amend ITEM 9 and the EXHIBIT INDEX to reflect the addition of the letter sent to partners in connection with Fund's proration of acceptance; and
           (ii) to attach as Exhibit D to the Schedule 13E-4 such letter sent to security holders.

                                 SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PANTHER PARTNERS, L.P.


                                  By:   Panther Management Company, L.P.
                                        Corporate General Partner


                                  By:   Panther Management Corporation
                                        Sole General Partner

                                        By: /s/ Robert E. Fink
                                              Name:  Robert E. Fink
January 4, 1996                               Title: Managing Director

                                 Exhibit D


                                  PANTHER
                         Panther Partners, L.P.
             101 Park Avenue, New York, N.Y. 10178 (212) 984-2500

Panther Management Company, L.P.
      General Partner,
 Panther Management Corporation
   Sole General Partner

To:        Limited Partners
From:      Hal Davidson
Date:      January 4, 1996
Re:        Panther, Tender Offer

Every December since the inception of Panther, the Fund has made a tender offer to give partners the opportunity to redeem some or all of their interest in the Fund. As you know, these annual tenders are in keeping with our commitment to provide liquidity to investors within the regulatory strictures governing Panther's operations. Under these regulations, we are required to make an advance filing with the SEC specifying the size of the tender, and we are not permitted to accept tenders totaling substantially more than this amount without formally amending the tender offer.

Responses by investors to the Fund's $125-million tender offer, which expired on December 31, 1995, exceeded by approximately 12% the maximum amount permitted by the terms of the tender process based upon tenders received by the close of business last Friday. SEC rules require that we deal with an oversubscription in one of two ways. We could have increased the size of the tender through a formal amendment, an action that would have necessitated a delay in all investors' access to any proceeds of the tender and exposed all proceeds to fluctuations in portfolio values during that interim. Alternatively, we have elected to prorate acceptance of the tendered interests based upon the ratio between the maximum amount we may accept and the total amount tendered, an action that will permit us to make a prompt payment of the prorated amount.

In addition, to insure that investors have the opportunity to receive as soon as possible their tendered interests which were not accepted as a result of the proration, the Fund plans to commence another tender offer as soon as it is legally permissible. We believe that tenders by limited partners in response to a second offer will approximate the $16-million of interests not accepted due to the proration, although the Fund expects to file with the SEC for a greater amount. It is anticipated that the closing of any such offer will not be later than February 29. We will send you documentation concerning that tender offer once it has been finalized.

We intend to wire tomorrow a cash payment which is approximately 86% of the amount you requested. Pursuant to the terms of the tender offer, you would have received 97% had there been no oversubscription. The additional unpaid amount is due to the proration and will remain in Panther as a partnership interest unless you return your tender request and until it is accepted in the upcoming offer.

It is our judgment that this is the best way to satisfy your tender requests as promptly and completely as possible.

Should you have any questions about this matter, please contact Winston Holt or me at (212)-984-2500.